January 24, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Credo Technology Group Holding Ltd
Registration Statement on Form S-1 (File No. 333-261982)

Attn:	Jennifer Angelini
Perry Hindin
Effie Simpson
Martin James
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Act”), we wish to advise that between January 18, 2022, and the date hereof, approximately 3,647 copies of the Preliminary Prospectus, dated January 18, 2022, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.
We have been informed by the participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
In accordance with Rule 461 under the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on January 26, 2022, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.
[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.
As Representatives of the
Several Prospective Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Will Connolly
Name: Will Connolly
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Magdalena Heinrich
Name: Magdalena Heinrich
Title: Managing Director
[Signature Page to Underwriters’ Acceleration Request Letter]